LAW OFFICES
SILVER, FREEDMAN & TAFF, L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
1700 WISCONSIN AVENUE, N.W
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX: (202) 337-5502
WWW.SFTLAW.COM

August 23, 2006

VIA EDGAR

Mark Webb
Branch Chief-Legal Financial Services Group
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Citizens Community Bancorp, Inc. Amendment No. 2 to Form SB-2 on Form S-1 Filed August 10, 2006 File Number 333-135527

Dear Mr. Webb:

              Pursuant to the Securities Act of 1933, as amended (the "Act"), and the rules and regulations thereunder, on behalf of our client Citizens Community Bancorp, Inc. (the "Holding Company"), we enclose herewith for filing Pre-Effective Amendment No. Two (the "Amendment") to the Holding Company's Registration Statement on Form S-1 relating to the Holding Company's proposed offering.

              The Amendment responds to comments raised by the Staff of the Securities and Exchange Commission in its letter dated August 11, 2006 (the "Comment Letter"). The Holding Company's responses to the Staff's comments, which are set forth below, are numbered to correspond to the numbered comments in the Comment Letter.

Consolidated Financial Statements General
1.	We note that you filed your interim financial statements for the quarterly period ended June 30, 2006 on August 11, 2006. Please revise your S-1 to include the most recent interim financial statements available. Refer to Rule 3-12 of Regulation S-X.

Response:	We have updated the Prospectus and Financial Statements throughout to include interim financial statements for the period ended June 30, 2006 in response to the comment.
* * * * *

              If the Staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4527 or Beth Freedman at (202) 295-4519.
Very truly yours, /s/ Martin L. Meyrowitz, P.C. Martin L. Meyrowitz, P.C.

cc:	Lisa Haynes (202) 551-3424 John P. Nolan (202) 551-3492 Michael Clampitt (202) 551-3434 James G. Cooley